Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

September 2, 2014

VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc. Form 10-K for the year ended December 31, 2013 Filed February 27, 2014 File No. 001-13447

Dear Mr. Telewicz:

On behalf of Annaly Capital Management, Inc. (the “Company”), set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by letter dated August 25, 2014 with respect to our Form 10-K for the fiscal year ended December 31, 2013.

Form 10-K for the year ended December 31, 2013

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.
We note your response to our prior comment one. We believe it is appropriate to disclose, for each of the quarters in the last two years, a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. Please confirm that you will provide this information in future periodic filings.

Response

The Company will provide this information in future periodic filings.

Risk Management, page 56

Liquidity Risk Management, page 59

Excess Liquidity, page 60

2.
We note your response to our prior comment three. The amount of investment securities in the Encumbered and Unencumbered Assets table is not equal to the amount of investment securities in the Liquid Assets table. In future periodic filings, please further revise your footnote to the Liquid Assets table to explicitly disclose the amount of investment securities that have been pledged as collateral against existing liabilities.

Response

The Company will provide this information in future periodic filings.  In addition, in future periodic filings we will adjust the Liquid Assets table so that it reflects amounts on a settlement date basis consistent with the Encumbered and Unencumbered Assets table. Beginning with our Form 10-Q for the quarterly period ended September 30, 2014, the Company will add the following footnote to the Liquid Assets table:

“The assets listed in this table include $[___] billion of assets that have been pledged as collateral against existing liabilities, as of [September 30, 2014]. Please refer to the Encumbered and Unencumbered Assets table for related information.”

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please send any additional concerns or questions regarding your letter dated August 25, 2014 to my attention at gvotek@annaly.com or feel free to call me at 212-696-0100.

Very truly yours, /s/ Glenn A. Votek Glenn A. Votek Chief Financial Officer

cc:      R. Nicholas Singh, Chief Legal Officer

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